TREX SOLAR, LLC
Solar for Shakespeare Theatre
Regulation Crowdfunding Form C
Offering Statement

DEBT NOTE IN FIRST LIEN POSITION

Target Offering Amount: $10,000

Maximum Offering Amount: $460,000 (the "Offering")

Interest Rate per Year: 8%

Maturity Date: 10/10/28

Minimum Investment: $5

Incremental Amounts: $1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer: TREX SOLAR, LLC
Legal status of Issuer
    Form: Limited Liability Company (LLC)
    Jurisdiction of Incorporation/Organization: Commonwealth of Massachusetts
    Date of organization: June 28, 2022
Physical address of Issuer:
    No. and Street: 5 Aldrin Road Suite 2
    City or Town: Plymouth State: MA Zip: 02360 Country: USA
Website of Issuer: https://assocenergy.com/
Is there a co-Issuer?
☐ Yes
☑ No

Name of intermediary through which the offering will be conducted: Climatize Earth Securities LLC.
    CIK number of intermediary: 0001923174
    SEC file number of intermediary: 007-00360
    CRD number, if applicable, of intermediary: 321981

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

    At the conclusion of the Offering, the Issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the intermediary and a yearly fee of zero-point five percent (0.5%) of the amount raised during the length of the term

Any other direct or indirect interest in the Issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

    No.

Type of security offered: Debt
Target Offering Amount: $10,000
Oversubscriptions accepted:
☑ Yes
☐ No
If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First come, first served basis
☐ Other
Maximum offering amount (if different from target offering amount): $460,000

Deadline to reach the target offering amount: 10/12/23

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,163,986.00	0
Cash & Cash Equivalents	$35,986.00	0
Accounts Receivable	0	0
Short-Term Debt	$485,452.00	0
Long-Term Liabilities	$100,000.00	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid*	0	0
Net Income	($1,520.00)	0

Table 1. Fiscal Years 2022 & 2021.

*As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with the operating agreement. Therefore, no provision for income taxes has been included in the financial statements.

Jurisdictions in which the Issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V.

Table of Contents

Disclosures

– A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

– In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering , including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

– The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

– These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

– This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect",and similar expressions are intended to identify forward-looking statements.

These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422).

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422).

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

TREX SOLAR, LLC ("Company") has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

BAEDC8809C3C430...

Dr. Lawrence W. Chan
Managing Member
TREX SOLAR, LLC

07/14/2023

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

TREX SOLAR, LLC, a Limited Liability Company (LLC) organized on June 28, 2022, (the "Company"). The Company's principal place of business is at 5 Aldrin Road Suite 2, Plymouth, MA 02360.

The Company is a Single Purpose Entity that was formed for the sole purpose of owning and operating Solar for Shakespeare Theatre (the "Project") and Solar for Congregation Ahavas solar projects. There is no parent company.

Solar for Shakespeare Theater is a 180kW dc behind the meter solar project that will provide substantial electricity bill savings of more than 50% for a long standing, community driven and focused establishment which serves visitors and locals alike in New Jersey.

Solar PPA Empowering Communities

The Shakespeare Theatre in New Jersey[1], a cherished venue, was grappling with escalating operating expenses, especially in terms of electricity costs. As a solution, the theater chose to transition to a behind-the-meter solar power system.

In a collaborative effort with Bright Sun, a prominent solar investment firm, and Associated Energy Developers (AED), a leading solar development company, the theater installed a rooftop solar array. These partners shouldered the installation and upkeep costs, offering a Power Purchase Agreement (PPA). Under this agreement, the theater will buy the solar-produced electricity at a steady, reduced rate for 15 years.

The immediate impact of the solar system was a 60% reduction in the theater's electricity bill within the first month. This significant savings resulted in improved budgeting and increased capacity to reinvest in community-focused initiatives and programs.

The theater's transition to solar power triggered a wave of positivity in the community, prompting others to consider similar renewable energy options. As time passes, the theater will realize extensive financial benefits from the solar PPA, which will allow it to expand its offerings and enhance services.

The Shakespeare Theatre's shift to solar, facilitated by Bright Sun and AED, will prove to be a crucial turning point. Not only will it enable significant cost savings, making it more likely to succeed but will also establish the theater as an example of sustainable practices, thereby enriching its community services for years to come.

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[1] https://www.shakespearenj.org/

Solar for Shakespeare Theatre

Project Name	System Size (kWdc)	Status	Scope of Work
Solar for Shakespeare Theatre	180.4	Operational	Behind the meter Solar

Table 2. Solar for Shakespeare Theatre

The purpose of the Offering is to fund Solar for Shakespeare Theater, a 180.4kWdc rooftop solar PV project located in New Jersey. Details of the Project are listed below. The project has already been built, received permission to operate, and is generating electricity.

Impact

The Project, throughout its lifetime, will avoid approximately 4,019 Metric Tons of Carbon Dioxide equivalent, which is equivalent to 10.3 Million miles driven by an average gasoline-powered passenger vehicle*.[2]

Additionally, the Project will provide significant electricity bill savings for the Shakespeare Theatre. Based on the retail rate of electricity, aka: the 'avoided cost rate' of approximately $0.185/kWhr., and the Project's anticipated solar production, the Project will create total savings of approximately $27,905 in Year 1 and $418,575 over the initial 15-year PPA term.

Engineering and Execution

Projects are originated and evaluated for potential risks such as engineering, interconnection, offtake, and construction risks. Projects are then engineered, permitted, and constructed. After commercial operation occurs, projects are monitored to ensure performance.

The Project has obtained structural and electrical engineering approvals stamped by licensed Professional Engineers.

Interconnection

The Project has an executed Interconnection Services Agreement (ISA) with Jersey Central Power and Light, and obtained Permission to Operate (PTO) on October 17, 2022.

Real Estate

The Project has an executed Power Purchase Agreement with the property owners, which includes the quiet enjoyment of the portions of the property where the Project is located for the duration of the PPA term. The PPA is in force for an initial period of 15 years following the Commercial Operation Date (COD) of the Project.

Incentives and Offtake

The Project has been accepted into the New Jersey Successor Solar Incentive (SuSI) Program[3], an incentive program established to support the development of solar in New

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[2] According to the U.S. EPA (Environmental Protection Agency) Greenhouse Gas Equivalencies Calculator, based on the anticipated lifetime energy output of the project
(https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator#results)
[3] https://www.njcleanenergy.com/renewable-energy/programs/susi-program

Jersey. The SuSI Program consists of two sub-programs: the Administratively Determined Incentive (ADI) Program, and the Competitive Solar (CSI) Program. The combined incentive compensation rate is $0.10/kWhr fixed for 15-years to be paid each month of operation by Jersey Central Power and Light.

Offtake

For each month of operation throughout the initial 15-year term of the PPA, Shakespeare Theatre will pay $0.062/kWhr escalating at a rate of 1.9% per year for the electricity generated by the Project.

Permits

The Project has received all necessary permits for construction and has received a Certificate of Completion from the electrical inspector of the Town of Florham Park.

Equipment Specs and Warranties

The Project utilized Tier I solar equipment in its construction. The solar modules used were manufactured by Q-Cell (480W), and the inverters were manufactured by Enphase.

Insurance

The Project has an executed general liability insurance policy.

Operations and Maintenance

The Project has an executed Operations & Maintenance Agreement with Associated Energy Developers, LLC (AED). AED has a dedicated monitoring and service team which monitors projects and dispatches service teams through its Network Operations Center.

Market and Competition

Projects typically have to compete for limited incentive programs and/or available offtake. Both have already been secured by the Project.

The Offering

Purpose of the Offering

The Company desires to:

- Help the theater access clean and affordable energy by going solar.
- Accelerate the deployment of renewable energy projects.
- Give more people access to impact investing through a crowdfunding offering.

Use of the Proceeds

The Company is seeking to raise a minimum of $10,000 (Target Offering Amount) and up to $460,000 (Maximum Offering Amount) in this Offering. The funds raised will be used to reimburse the Issuerfor a portion of the equity that has already been invested in the project to have it fully developed and built.

The Company plans to use the proceeds in the following manner summarized in Table 3 and described in detail below.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	10,000	100%	460,000	100%
Less: Climatize Funds Raised Fee	500	5%	23,000	5%
Less: Climatize Servicing Fee	250	2.5%*	11,500	2.5%*
Net Proceeds	9,250	92.5%	425,500	92.5%
Project				
Less: Legal & Accounting	200	2%	9,200	2%
Less: Reserve	1,000	10%	46,000	10%
Total Use of Net Proceeds	8,050	80.5	370,300	80.5%

Table 3. Use of Proceeds.

*The Climatize Servicing Fee is 0.5% per year for the length of the Term

The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Use of Net Proceeds: Projects

The funds raised will be used to reimburse the Issuerfor a portion of the equity that has already been invested in the Project to have it fully developed and built. The Issuer will reinvest the money into other early stage cleantech projects.

After a lifetime of work as a dedicated Doctor, and disciplined part-time Real Estate Investor, Dr. Lawrence W. Chan ("Dr. Chan") made one of his first cleantech investments by funding an all equity purchase of TREX SOLAR, LLC. Much like commercial income properties, such as apartment buildings, commercial and industrial solar projects are real property investments that generate long-term, steady revenue from the sale of electricity to commercial and residential energy customers, as well as utility companies.

Now that Solar for Shakespeare Theatre is developed, approved for interconnection, built, fully subscribed, and operational. The proceeds from the Offering will enable Dr. Chan to reinvest his equity in the Project into other early stage cleantech projects. The Debt Note is in first lien position with payments being fully serviced by the income generated by the property.

Use of Net Proceeds: Legal and Accounting

Any legal, accounting and insurance costs are covered by the Company paid as part of an annual fee at the end of a year out of operating revenues.

Financing

Climatize fees are five percent (5%) of the proceeds raised and provided to Climatize at the end of a successful raise. The Issuershall pay a yearly fee of zero-point five percent (0.5%) of the amount raised in the Offering during the length of the Term.

Directors, Officers and Employees

The term officer means a president, vice president, secretary, treasurer or principal financial officers, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officers

Dr.Lawrence W. Chan

Principal Occupation:

Managing Member | TREX SOLAR, LLC

Dates of Service: June 28, 2022 - Present

Other Positions:

Founder | Bright Sun

Dates of Service: December 2021 - Present

Other Positions:

Radiologist | Self Employed

Dates of Service: May 2004 - Present

Description of the Officer:

Skilled and multifaceted professional, with experience ranging from healthcare to energy, finance to entrepreneurship. Dr. Lawrence W. Chan is the Managing Member of RTH Solar, LLC and the Founder of Bright Sun. He provides early stage financing for mid-cap renewable projects within the commercial, municipal markets between $250,000 to $5 Million, acting as an aggregator of solar tax credits. Additionally, Dr. Chan is a Musculoskeletal Radiologist and Angel Investor. Dr. Chan is an early stage investor in Climatize Earth Inc., Climatize Earth Securities LLC.'s Parent Company. Dr. Chan is a passive investor, with an equity percentage of <1%.

Mentoring is Dr. Lawrence W. Chan's passion.

"If you want a harvest in one year, grow a crop. If you want a harvest in ten years, grow trees. If you want a harvest that will last a lifetime, grow people" - Chinese proverb.

Brian D. Kuhn

Principal Occupation:

> Manager | TREX SOLAR, LLC

> Dates of Service: June 2022   - Present

Other Positions:

> Founder & Managing Partner | Associated Energy Developers, LLC

> Dates of Service: 2010 - Present

Other Positions:

> Founder, VP of Development | Aeronautica Windpower, LLC

> Dates of Service: 2007 - Present

Description of the Officer:

Founder and Principal member of a number of renewable energy companies. Brian has over 30 years of perspective of project, product and service development in the fields of Wind, Solar, Heat Recovery, Real Estate development and permitting and general marketing.

Associated Energy Developers, LLC (AED), of Plymouth, MA offers consulting, project analysis, development and financing services to renewable energy project developers around the world. AED provides these services in a *Developer-for-Hire* or *Develop-to-Own* scenarios. AED has provided design, development and marketing services for more than 300 projects, including Site Appraisals and Assessments, Feasibility Studies, Development Services and more to Landowners, Industry, Municipalities and County Governments.

Aeronautica Windpower (AW) is America's mid-scale wind turbine manufacturer and wind project operations and maintenance service provider. AW previously built 225 kW and 750 kW wind turbines for sale around the world, however the company has since shifted out of the manufacturing space and more into the project development and service space. His current responsibilities at Aeronautica currently include project development, technical sales support, new business development, managing operations and maintenance services, and R&D efforts.

Capital Structure and Ownership

Name of Holder	No. & Class of Securities No Held	% of Voting Power Prior to Offering
Dr. Lawrence W.Chan	33 Units Member's Shares	33%
Zachary Bucher	1 Unit Member's Shares	1%
Michael L. Schein	33 Units Member's Shares	33%
Associated Energy Developers, LLC	33 Units Member's Shares	33%

Table 4. Capital Structure and Ownership.

As of July 13, 2023, the company has no outstanding debt.

Exempt offerings within the past three years

The Issuer conducted the following exempt offerings within the past three (3) years.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
05/02/23	Regulation Crowdfunding	Debt	$505,000	Fund the operation and reimburse investors

Table 5. Exempt offerings within the past three years.

Transactions with related persons

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Brian D. Kuhn	Developer, Operations, Maintenance, Monitoring Services, Manager of TREX SOLAR, LLC	Manager of TREX SOLAR, LLC and Managing Partner of AED that's contracting for paid services that the Company needs from experts. AED profits from the services it renders, but AED does/will not charge more for its services to TREX.	AED, of which Brian D. Kuhn is Founder & Managing Partner, is a 33% owner in TREX SOLAR, LLC.

Table 6. Transactions with related persons.

Terms of the Offering

Summary

You are purchasing a Debt Note in First Lien position (the "Debt Note") collateralized with the Project's cash-flows for twenty years to be repaid by TREX Solar, LLC. Set forth below is a summary of the terms pursuant to which TREX Solar, LLC intends to offer the Debt Note (the "Offering").

Security

- Minimum Investment $5 with Incremental Principal Amounts of $1
- Minimum Target Offering Amount of Ten Thousand ($10,000) up to a Maximum Offering Amount of Four Hundred Sixty Thousand dollars ($460,000)
- 8% Annual Interest Rate
- 20 Quarterly Payments of Interest Only
- Offering Period: July 14, 2023 to, October 12, 2023
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is five years from the Issuance Date (the "Maturity Date"), 10/10/28.

Minimum Investment

The minimum investment for this Offering shall be $5 and additional amounts may be invested in increments of $1 thereafter. Payments of interest shall be made each quarter in accordance with the terms set forth below. Upon the expiration of the Term of the Debt Note, all accrued, but unpaid interest, together with the total principal amount, shall become due and payable.

Principal

Principal is the original amount of debt the investor purchases. Interest accrues on the principal amount that has not yet been repaid. Principal will be repaid at the end of the Term, Maturity Date, in accordance with Appendix 2.

Interest Rate

Each Security will bear interest on the outstanding principal at a rate of 8% per year based on the actual number of days elapsed. Interest accrues annually beginning on the Issuance Date and continuing until the Maturity Date.

Quarterly Payments

The investor will receive a quarterly payment of interest each quarter during the Term. The first payment will be made one quarter - year (on a 30/360 basis) after the Issuance Date.

For example, if an Investor makes an initial hypothetical investment in the Offering for $10,000 - the payment will be approximately $200 every quarter and will consist of only interest. The principal will be paid in full at maturity.

Appendix 2 shows an illustrative example of how principal, and interest are paid based on a hypothetical investment amount based on level repayments of the principal and interest on the Debt Note over a 5 Year term.

Rank and Limitation on Liens

You are purchasing a Debt Note in first lien position collateralized with the Project's cash-flows for twenty years to be repaid by TREX Solar, LLC.

While the Debt Note in first lien position is outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

Financial Covenants

The Company will maintain a minimum of 10% of the Debt Note Amount in cash or cash equivalents in a designated reserve account at the date of issuance, 8% on the 1st day of the 2nd year, 6% on the 1st day of the 3rd year, and 4% on the 1st day of the 4th year. The Company shall only distribute cash to parties other than the investors of the Offering at a point in time when it has the minimum reserve amount in the designated account.

Optional Prepayment

The Company shall have the right, at its option, to repay, in whole or in part, the Debt Note at any time from 12 (twelve) months from the issuance date up until to the Maturity Date. Each such prepayment will consist of (i) outstanding principal subject to such prepayment, (ii) accrued and outstanding interest on such principal subject to prepayment, and a bonus payment to investors equivalent to a cash-on-cash investor yield of 8%. To the extent that prepayments are made, such prepayments will be applied to all Debt Notes, pro rata, based on the total outstanding principal balance of all outstanding Debt Notes.

The Company shall make best efforts to provide notice of at least 15 days in advance of any prepayment event.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Company. The Company will also pay investors a prepayment fee as described above. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity Securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain at least fifty percent (50%) of the combined voting power of the resulting entity.

Events of Default and Remedies

The occurrence of any of the following events shall constitute an event of default in the Debt Notes (an "Event of Default"): (i) the Company is past due on payment of principal or interest for three (3) months (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any holder may, by written notice to the Company, declare the unpaid principal amount of their Debt Notes, and interest accrued thereon, to be due and payable.

Upon the occurrence and during the continuance of an Event of Default, holders may petition the Company for the Debt Notes to become due and payable immediately. If the Company receives such petitions from holders owning more than 30% of the outstanding principal of the Debt Notes, Company shall pay all outstanding principal and interest on the Debt Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at annual rate of 8%.

Description of Securities

The Debt Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the holders only receive the regularly scheduled interest payments and the principal at the end of the term and do not receive any other payments as a result of the Company's growth or income. However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the Debt Notes would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company has. The Company's equity interests are owned by Dr. Lawrence W. Chan and Associated Energy Developers, LLC and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the security holders in the liquidation of bankruptcy.

The Issuer has the following securities outstanding:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	100	100	100	0

Table 7. Securities outstanding.

The Issuer has the following classes of securities outstanding:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	0
Options	0

Table 8. Classes of securities outstanding.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are issued to:

- The Issuer
- An accredited investor[4]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[5], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After the one-year period, any transfer or sale of the securities must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The securities are a Debt Note in first lien position and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities is reflective of general market terms for similar securities

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[4]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[5]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. TREX SOLAR, LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer

The Company has been in operation since October, 2022.

Financial Statements

Financial statements provided in Appendix 3 are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements have been audited by an auditor independent of the Company.

Financial Milestones & Anticipated Revenues

The project is anticipating earning revenue from the following revenue streams:

1. Sale of Electricity to Shakespeare Theatre
2. SuSI Incentive Payments from the Utility Company
3. Federal tax incentives

The revenue from the sale of Electricity to Shakespeare Theatre will be calculated on a monthly basis by measuring the amount of kilowatt-hours (kWhrs) that were produced by the Project and multiplied by the effective PPA rate at the time. Using an example of 10,000kWhrs being generated in a given month and the starting PPA rate of $0.062, the PPA revenue would be $620.

The revenue from the SuSI Incentive Program will be calculated on a monthly basis by measuring the amount of kilowatt-hours (kWhrs) that were produced by the Project and multiplied by the fixed SuSI rate at the time. Using an example of 10,000kWhrs being generated in a given month and the SuSI rate of $0.10, the SuSI revenue would be $1,000.

The revenue from the federal tax incentives will be derived partially from the Federal Investment Tax Credit ("ITC") which is a tax credit based on 30% of the project's qualifying costs. The remaining federal tax incentive revenue will be derived from accelerated depreciation of the project, either through Section 179 or through the MACRS schedule.

Anticipated Annual Expenses

The Project has budgets in place for fixed annual expenses of site lease, insurance, operations and maintenance, and subscriber management.

Financial Projections

Throughout the initial 15-year term of the Project, the cumulative expected revenues (not including federal tax incentives) are expected to be approximately $561,466. The cumulative expected operating expenses (not including debt service) throughout the initial 15-year term of the Project are expected to be approximately $78,442.

Liquidity and Capital Resources

The offering will be in a first lien position. The monies received will be used to reimburse member contributions and previous expenses. The project has no other lines of credit. No other liens or liabilities.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Issuer's website at:https://assocenergy.com/,

The Issuer must continue to comply with the ongoing reporting requirements until:

1. The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Issuer has failed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Issuer has failed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Issuer liquidated or dissolved its business in accordance with state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Limited Upside Potential

With fixed income Securities, there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Securities are fixed amounts. Unlike an equity investment, a debt investor does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Refinancing Risk

The project sponsors plan to execute a refinancing agreement prior to the full term of the Debt Note. The new financing agreement could result in changes to the terms, costs, and overall financial structure of the investment. It is possible market conditions may make it difficult to execute such a transaction. Refinancing decisions are often influenced by changes in interest rates, availability of financing, and overall economic climate. If the market conditions deteriorate, it may become more challenging to secure favorable refinancing terms, potentially leading to higher costs or limited options for refinancing the investment. The ability to refinance a solar energy investment may depend on the project's performance and financial stability. Lenders or refinancing institutions may require certain performance criteria, such as meeting production targets, maintaining high operational efficiency, or demonstrating a reliable revenue stream. If the project underperforms or faces unexpected challenges, it could impact the availability or terms of refinancing. Regulatory and policy changes related to solar energy investments can have a significant impact on refinancing. Modifications in incentive programs, tax benefits, or other policy changes may affect the financial viability of the project and influence the refinancing options available.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the investment, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Securities. Accordingly, the Company reviewed baseline interest rates for solar project term Debt Notes and U.S. Treasuries. The Company set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed 20 dc-1132710 companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Securities, if an investor desires to sell their Securities to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Securities, at the option of the Company, can be repaid at any time. The Company is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the call date. However, when you go to reinvest your money, current interest rates may be lower, and if so, your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty.

Limitations on Recourse

There is no guarantee of repayment, or recourse for the Security holders against the Company.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project. There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transfer

There is no public market and the investor may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state Securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state Securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors prior to making an investment.

Illiquidity

Pursuant to state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of their own tax advisers.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and as such on its ability to make payments on the Securities.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

Remuneration for Climatize is only paid if this raise is successful in meeting its Target Amount. Climatize will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Climatize will also be paid an annual 0.5% - year servicing fee on the amount raised.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/).

After you select to invest on the Climatize App, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the Issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the Issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed into your Climatize Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize App.

1. Go to the Home Page on the Climatize App
2. Find the project in the "My Projects" list. Tap it
3. You will now see the Issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48-hour period.

Material Changes

In the case of a material change to the Issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for a period of one year beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Debt Note Amortization

Year	Balance	Total Payment	Interest Paid	Principal Paid	New Balance
Y1	$10,000	$800	$800	$0	$10,000
Y2	$10,000	$800	$800	$0	$10,000
Y3	$10,000	$800	$800	$0	$10,000
Y4	$10,000	$800	$800	$0	$10,000
Y5	$10,000	$800	$800	$0	$10,000
Y5	$10,000	$10,000	$0	$10,000	$0

Table 9. Debt Note Amortization per Year.

Hypothetical Initial Investment Amount	$10,000
Number of Years	5
Number of Pay Periods per Year	4
Number of Pay Periods	20
Interest Rate	8%
Quarterly Payment	$200
Annual Payment	$800

Table 10. Hypothetical Initial Investment Amount.

Appendix 3 – Financial Statements



Financial Statements
as of
June 30, 2023

Trex Solar, LLC



Trex Solar, LLC
Table of Contents
June 30, 2023



Independent Auditor's Report

To the Members
Trex Solar, LLC
Plymouth, MA

Report on the Financial Statements
We have audited the accompanying financial statements of Trex Solar, LLC, which comprise the balance sheets as of June 30, 2023, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trex Solar, LLC as of June 30, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and are not a required part of the financial statements.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BYRON WOLFE

July 12, 2023

Byron Wolfe, CPA
CFOAF LLC
byron@cfoaf.com

	12/31/22	6/30/23
Assets		
Cash	$35,986.00	$334,714.00
Total Current Assets	**$35,986.00**	**$334,714.00**
Leasehold Improvements	$1,128,000.00	$1,128,000.00
Fixed Assets	**$1,128,000.00**	**$1,128,000.00**
Total Assets	**$1,163,986.00**	**$1,462,714.00**
Liabilities		
Accrued Expenses	$485,452.00	$384,180.00
Total Current Liabilities	**$485,452.00**	**$384,180.00**
Due to Related Parties	**$100,000.00**	**$100,000.00**
Total Liabilities	**$585,452.00**	**$484,180.00**
Capital		
Partner Contributions	$580,054.00	$980,054.00
Retained Earnings	-$1,520.00	-$1,520.00
Total Capital	**$578,534.00**	**$978,534.00**
Total Liabilities & Capital	**$1,163,986.00**	**$1,462,714.00**

Operations	12/31/22	6/30/23
Operations		
Total Revenue	**$0.00**	**$0.00**
Expenses		
General & Adminstrative	$1,520.00	$1,520.00
Total Expenses	**$1,520.00**	**$1,520.00**
Net Income/(Loss)	**$ (1,520.00)**	**$ (1,520.00)**
Member's Equity		
larry Chan	$530,054.00	$680,054.00
Zach Bucher	$50,000.00	$50,000.00
Michael Shein	$0.00	$250,000.00
Brian Kuhn	$0.00	$0.00
Total Equity	**$580,054.00**	**$980,054.00**

Statement of Cash Flows

	12/31/2022	06/30/2023
Operating Activities		
Net Loss	$ (1,520.00)	$ -
Net Cash used for Operating Activites	$ (1,520.00)	$ -
Investing Activities		
Investment in Projects		
Paid Ahavas	$ (342,380.00)	$ -
paid Shakespeare	$ (300,168.00)	$ (101,272.00)
Net Cash Used for Investing Activities	$ (642,548.00)	$ (101,272.00)
Financing Activites		
Equity Contributions	$ 580,054.00	$ 400,000.00
Proceeds from Member Debt	$ 100,000.00	$ -
Net Cash from Financing Acivities	$ 680,054.00	$ 400,000.00
Net Change in Cash	$ 35,986.00	$ 298,728.00
Cash at Beginning of Year	$ -	$ 35,986.00
Cash at end of year	$ 35,986.00	$ 334,714.00

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity, Risks, and Uncertainty

Trex Solar, LLC (Company) was formed June 28, 2022, as a limited liability company under the laws of the Commonwealth of Massachusetts and shall continue in perpetual existence, unless dissolved or terminated at an earlier date. The Company's principal place of business is at 5 Aldrin Road Suite 2, Plymouth, MA 02360. The Company is a Single Purpose Entity that was formed for the sole purpose of owning and operating the Bright Sun Shakespeare Theatre (the "Project") and Bright Sun Congregation Ahavas solar projects. There is no parent company. Bright Sun Shakespeare Theater Solar is a 180kWdc behind the meter solar project that will provide substantial electricity bill savings of more than 50% for a long standing, community driven and focused establishment which serves visitors and locals alike in New Jersey. Substantially all the Company's income is derived from solar and solar credits.

Solar PPA Empowering Communities
The Shakespeare Theatre in New Jersey, a cherished venue, was grappling with escalating operating expenses, especially in terms of electricity costs. As a solution, the theater chose to transition to a behind-the-meter solar power system.

In a collaborative effort with Bright Sun, a prominent solar investment firm, and Associated Energy Developers (AED), a leading solar development company, the theater installed a rooftop solar array. These partners shouldered the installation and upkeep costs, offering a Power Purchase Agreement (PPA). Under this agreement, the theater will buy the solar-produced electricity at a steady, reduced rate for 15 years.

The immediate impact of the solar system was a 60% reduction in the theater's electricity bill within the first month. This significant savings resulted in improved budgeting and increased capacity to reinvest in community-focused initiatives and programs.

The theater's transition to solar power triggered a wave of positivity in the community, prompting others to consider similar renewable energy options. As time passes, the theater will realize extensive financial benefits from the solar PPA, which will allow it to expand its offerings and enhance services.

The Shakespeare Theatre's shift to solar, facilitated by Bright Sun and AED, will prove to be a crucial turning point. Not only will it enable significant cost savings, making it more likely to succeed but will also establish the theater as an example of sustainable practices, thereby enriching its community services for years to come.

For each month of operation throughout the initial 15-year term of the PPA, Shakespeare Theatre will pay $0.062/kWhr escalating at a rate of 1.9% per year for the electricity generated by the Project.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with the operating agreement. Therefore, no provision for income taxes has been included in the financial statements.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Property and Equipment   Trex Solar, LLC

Property and equipment as of June 30, 2023, consists of the following:

APPROVED PROJECT BUDGET

NAME	ADDRESS	APPROVED PROJECT BUDGET
Congregation Ahavas Achim Solar	216 S 1st Ave Highland Park, NJ 08904	$514,000.00
Shakespeare Theatre Solar	3 Vreeland Road Florham Park, NJ 07932	$614,000.00

Note 3 -   Related Party Transactions

Due to Related Party

As of June 30, 2023, the Company owed Zach Bucher, a One percent (1%) member of the LLC, $100,000, for costs paid on behalf of the projects led by AED.

Transactions with related persons

The term transaction includes, but is not limited to, any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements, or relationships.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Brian D. Kuhn	Developer, Operations, Maintenance, Monitoring Services, Manager of TREX SOLAR, LLC	Manager of TREX SOLAR, LLC and Managing Partner of AED that's contracting for paid services that the Company needs from experts. AED profits from the services it renders, but AED does/will not charge more for its services to TREX.	AED, of which Brian D. Kuhn is Founder & Managing Partner, is a 33% owner in TREX SOLAR, LLC.

Note 4 - Members' Equity

Members	Profit and Loss Percentages
Managing	
Dr. Lawrence W. Chan	33%
Member	
Zachary Bucher	1%
Member	
Associated Energy Developers, LLC	33%
Special	
Michael L. Schein	33%
	100%

The members have certain rights and obligations as outlined in the operating agreement.

Supplementary Information
June 30, 2023

Trex Solar, LLC



Appendix 4. Material Information


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EXPLORE PROJECTS
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Solar for Shakespeare Theatre
Florham Park, NJ
$460 k
8 %
Annual interest
5 years
Term
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Funded
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Available for 88 more days
Solar for Shakespeare Theatre
Goal
Help the Shakespeare Theatre access clean and affordable energy by going solar.
The project
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Goal
Help the Shakespeare Theatre access clean and affordable energy by going solar.
The project
i) 180 kWdc solar system
ii) Developed, approved for interconnection, built, fully subscribed and operational
iii) Incentive compensation rate of $0.10/kWhr fixed for 15 years, paid monthly by Jersey Central Power and Light under the NJ Successor Solar Incentive (SuSI)
iv) Executed general liability insurance
Impact
The energy produced by the project throughout its lifetime will avoid:
i) 4,019 Metric Tons of Carbon Dioxide equivalent
ii) Equivalent to 10.3 Million miles driven by an average gasoline-powered car (US EPA, 2023)
The solar installation will provide over 50% electricity bill savings for the theater, creating an estimated savings of $27,905 in Year 1 and $418,575 over the 15-year PPA term.
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The solar installation will provide over 50% electricity bill savings for the theater, creating an estimated savings of $27,905 in Year 1 and $418,575 over the 15-year PPA term.
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Florham Park, NJ
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Project Updates
TREX Solar, LLC
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Project Updates
TREX Solar, LLC
TREX Solar aims to accelerate the deployment of renewable energy....
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Team members
Dr. Lawrence W. Chan
Managing Member
Brian D. Kuhn
Manager
Joe Loud
President at AED
The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the issuer.
Hosted by Climatize Earth Securities, LLC via Regulation Crowdfunding.
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TREX Solar, LLC
TREX Solar aims to accelerate the deployment of renewable energy.
TREX Solar has financed the development and construction of the project and is looking for new investors to participate.
The project has been developed by Associated Energy Developers (AED). The roots of sustainability and renewable energy run deep within the organization. The team has 30+ years of experience within the industry and has provided services for 300+ projects.
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Team members
Dr. Lawrence W. Chan
Managing Member
Brian D. Kuhn
Manager
Joe Loud
President at AED
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Discussion
Funding closes on October 8, 2023
0% - $0 of goal committed
8 %
Annual interest
5 years
Term
$460 k
Goal
0
Investors
Financial Details
You are purchasing a debt note in first lien position. As a collateral, the investment is backed by the project's cash flows for 20 years.
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Financial Details
You are purchasing a debt note in first lien position. As a collateral, the investment is backed by the project's cash flows for 20 years.
Investors receive 8% annual interest, 2% paid quarterly, for 5 years. The principal will be paid in full at the end of year 5.
Example
If an Investor makes an initial hypothetical investment in the Offering for $10,000, the payments would be:
i) $200 every quarter for 5 years
ii) $10,200 at the end of year 5
ii) Total payments: $14,000
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Financial Documents
Form C
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paid quarterly, for 5 years. The principal will be paid in full at the end of year 5.
Example
If an investor makes an initial hypothetical investment in the Offering for $10,000, the payments would be:
i) $200 every quarter for 5 years
ii) $10,200 at the end of year 5
ii) Total payments: $14,000
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Financial Documents
Form C
Form C of Solar for Shakespeare Theatre
Project Summary
Summary of Solar for Shakespeare Theatre
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